EXHIBIT 21

THE PNC FINANCIAL SERVICES GROUP, INC.

SCHEDULE OF CERTAIN SUBSIDIARIES

(As of December 31, 2012)

Name	State or Other Jurisdiction of Incorporation or Organization

PNC Bancorp, Inc. (1)	Delaware
PNC Bank, National Association (1)	United States
PNC REIT Corp.	Delaware
PNC Bank Capital Securities, LLC	Delaware
PNC Capital Leasing, LLC	Delaware
PNC Preferred Funding LLC	Delaware
PNC Equipment Finance, LLC	Delaware
PNC Merchant Services Company	Delaware
PNC NCNVINV, Inc.	Delaware

PNC Holding, LLC (1)	Delaware
PNC Funding Corp	Pennsylvania
PNC Investment Company LLC (1)	Delaware
PNC Venture, LLC	Delaware
PNC Capital Markets, LLC	Pennsylvania

(1)	The names of the subsidiaries of the indicated entities are omitted because such subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.